Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a – 16 or 15d – 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update — Routine announcements in the period to 11 March 2019 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.03.08 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mike Westcott 2 Reason for the notification

a) Position/status Group HR Director and Group Commercial Property Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.5729 15 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2019.03.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.03.08 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.5729 15 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.03.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.03.08

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.5729 17

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.03.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.03.08 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.5729 18 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.03.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.03.08

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.5729 18

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.03.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.03.08

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $47.9315 37.6057 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2019.03.01 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Nicholas Ivory. Date of notification: 2019.03.04

1 March 2019 National Grid plc (National Grid) Voting Rights and Capital Update National Grid's registered capital as at 28 February 2019 consisted of 3,687,483,073 ordinary shares, of which, 277,351,620 were held as treasury shares; leaving a balance of 3,410,131,453 shares with voting rights. The figure of 3,410,131,453 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Contact: Z Burnell, Company Secretarial Assistant, (0207 004 3227).

25 February 2019 National Grid plc (National Grid) Notification of Major Interest in National Grid Ordinary Shares National Grid has received a notification on Form TR-1 from Competrol International Investments Limited that its total interest in National Grid voting ordinary shares is as shown below. 1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are National Grid plc attachedi: 1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate) Non-UK issuer 2. Reason for the notification (please mark the appropriate box or boxes with an “X”) An acquisition or disposal of voting rights An acquisition or disposal of financial instruments An event changing the breakdown of voting rights Other (please specify): Extension of part of previously announced position. No threshold has been crossed. See Box 11. X 3. Details of person subject to the notification obligation Name Competrol International Investments Limited City and country of registered office (if applicable) Tortola, British Virgin Islands 4. Full name of shareholder(s) (if different from 3.) Name City and country of registered office (if applicable) Part of existing position extended on 25 February 5. Date on which the threshold was crossed or 2019. No threshold has been crossed. See Box reached: 11 below. 6. Date on which issuer notified (DD/MM/YYYY): 25/02/2019

7. Total positions of person(s) subject to the notification obligation % of voting rights % of voting rights Total number of through financial Total of both in % attached to shares voting rights of instruments (8.A + 8.B) (total of 8. A) issuer (total of 8.B 1 + 8.B 2) Resulting situation on the date on which - 3.69 3.69 3,410,105,960 threshold was crossed or reached Position of previous notification (if - 3.72 3.72 applicable) 8. Notified details of the resulting situation on the date on which the threshold was crossed or reached A: Voting rights attached to shares Class/type of Number of voting rightsix % of voting rights shares Direct Indirect Direct Indirect ISIN code (if possible) (Art 9 of Directive (Art 10 of Directive (Art 9 of Directive (Art 10 of Directive 2004/109/EC) (DTR5.1) 2004/109/EC) 2004/109/EC) (DTR5.1) 2004/109/EC) (DTR5.2.1) (DTR5.2.1) SUBTOTAL 8. A B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a)) Number of voting rights Type of financial Expiration Exercise/ that may be acquired if % of voting rights instrument date Conversion Period the instrument is exercised/converted.

SUBTOTAL 8. B 1 B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b)) Exercise/ Physical or Type of financial Expiration cash Number of Conversion % of voting rights instrument date voting rights Period settlement Total Return 27 February 2020 - Cash 125,733,926 3.69 Equity Swaps SUBTOTAL 125,733,926 3.69 8.B.2 9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”) Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity X (please add additional rows as necessary) % of voting % of voting rights Total of both if it rights if it equals through financial equals or is higher Name or is higher than instruments if it equals than the notifiable the notifiable or is higher than the threshold threshold notifiable threshold Olayan Investments Company - 3.69 3.69 Establishment Competrol Establishment - 3.69 3.69 Competrol International 3.69 3.69 Investments Limited 10. In case of proxy voting, please identify:

Name of the proxy holder The number and % of voting rights held The date until which the voting rights will be held 11. Additional informationxvi This notification is merely as a result of the extension of part of the existing position to 27 February 2020. There has been no change to the number of shares referable to the aggregate position of Competrol International Investments Limited and no threshold has been crossed. The change in the % of voting rights in Box 7 is as a result of the change to the total number of voting rights (including as a result of the operation of the scrip dividend schemes for the 2018/19 interim dividend paid in January 2019 and the 2017/18 final dividend in August 2018). Place of completion London, UK Date of completion 25 February 2019 This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules. Ceri James Assistant Company Secretary 020 7004 3116